VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

October 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: Mr. H. Christopher Owings

Re:	VS Holdings, Inc.
Registration Statement on Form S-1
File Number 333-160756

Ladies and Gentlemen:

VS Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, SEC File No. 333-160756, as amended, to 10:00 a.m., Eastern time, on Tuesday, October 27, 2009 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher A. Kitchen of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4988, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

VS HOLDINGS, INC.

By:	/s/ James. M. Sander
Name:	James M. Sander
Title:	Vice President, General Counsel and Secretary

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